CONFIDENTIAL TREATMENT REQUESTED BY VISHAY PRECISION GROUP, INC.

December 28, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attn: Kevin L. Vaughn, Accounting Branch Chief

Re:	Vishay Precision Group, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 24, 2011
Form 10-Q for the Quarter Ended October 1, 2011
Filed November 9, 2011
File No. 001-34679

Dear Mr. Vaughn:

We are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to the comments of the staff of the Corporate Finance Division (the “Staff”) of the Commission set forth in its letter dated December 13, 2011, relating to the above referenced filings of Vishay Precision Group, Inc. (“VPG” or the “Company”). For your convenience, the Staff’s comments have been restated below in their entirety in bold, with the response to each comment set forth immediately below the comment.

Please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. Section 200.83 with respect to portions of the response to Comment 2. Such response is being provided to the Staff in its entirety, with redacted portions underlined and italicized, in hard copy under separate cover along with the request for confidential treatment. Please note the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”).

Form 10-K for the Year Ended December 31, 2010
-Index to Combined and Consolidated Financial Statements, page F-1
-Note 1. Basis of Presentation, page F-9

1. We note here and throughout the filing that Vishay Intertechnology, Inc. spun-off Vishay Precision Group, Inc. on July 6, 2010 through a tax-free stock dividend to Vishay Intertechnology, Inc.’s stockholders. Please explain to us if the spin-off on July 6, 2010 represented a change in the basis of accounting and how you considered the presentation of successor and predecessor financial statements post and prior to the spin-off transaction. Cite the accounting literature relied upon and how you applied it to your situation.

Response: The spin-off on July 6, 2010 did not represent a change in the basis of accounting as the financial statements for all periods included in the filing were presented on an historical cost basis. Until July 6, 2010, VPG was part of Vishay Intertechnology, Inc. (“Vishay Intertechnology”) and its assets and liabilities consisted of those that Vishay Intertechnology attributed to its precision measurement and foil resistor businesses. Before effecting the spin-off, all assets and liabilities associated with the precision measurement and foil resistor businesses of Vishay Intertechnology were contributed to Vishay Precision Group, Inc., a wholly owned subsidiary of Vishay Intertechnology. We believe that this transaction represents a transaction between entities under common control as set forth in ASC 805-50-15-6. Accordingly, we believe that this transaction should not be accounted for as a business combination, but rather pursuant to a separate subtopic (805-50, Related Issues) within ASC 805.

Based on the guidance set forth in ASC 805-50-30-5, the Company recognized the assets and liabilities transferred from Vishay Intertechnology to VPG in connection with the spin-off at their carrying amounts as set forth in the financial statements of Vishay Intertechnology on the date of the spin-off and there was no change in the basis of accounting.

The Company has also considered the need for successor and predecessor financial statements before and after the spin-off transaction pursuant to ASC 805-50-45-2 and ASC 805-50-45-5. The precision measurement and foil resistor businesses of Vishay Intertechnology that were contributed to the Company were controlled by Vishay Intertechnology for all periods through July 5, 2010, and as such all such prior year data of the Company, as the receiving entity, has been retrospectively adjusted.

Note 15. Segment and Geographic Data, page F-45

2. We note that it appears that you have aggregated four operating segments – foil resistors, strain gage, transducers/load cells, and weighing systems – into two reportable segments. Please explain to us if you are aggregating your four operating segments into two reportable segments. To the extent that you are aggregating your operating segments into reporting segments, please provide us with your detailed analysis of how you considered all of the factors in reaching your conclusion that aggregation of the operating segments into two reporting segments was appropriate. Refer to paragraph 280-10-50-11 of the FASB Accounting Standards Codification.

Response: VPG aggregates its four operating segments into two reporting segments: the Foil Technology Products segment and the Weighing Modules and Control Systems segment. The Foil Technology Products reporting segment is comprised of the foil resistors and strain gage operating segments, which include design, production and sale of strain gages and ultra-precision foil resistors. The Weighing Module and Control Systems reporting segment is comprised of the transducers/load cells and weighing systems operating segments, which include the design, production, and sale of transducers/load cells, instruments, weighing modules, and complete systems for process control and on-board weighing applications. The Company undertakes to clarify its disclosure in future filings relating to the aggregation of our four operating segments into two reporting segments.

Under ASC Topic 280-10-50-11, aggregation of operating segments into a single reporting segment is permissible where:

  The aggregation is consistent with the objective and basic principles of ASC 280;
  The operating segments are economically similar; and
  The operating segments are similar in each of the following areas: (i) the nature of their products and services; (ii) the nature of their production processes; (iii) the type or class of customers that they serve; (iv) the methods used to distribute their products or services; and (v) to the extent applicable, the nature of their regulatory environment.

Pursuant to ASC 280, the Company has determined that its chief operating decision maker, or “CODM,” is our Chief Executive Officer as he bears ultimate responsibility for allocating resources to the Company’s operating entities. Our CODM performs this function based on his review of the Company’s financial information with a primary focus on financial metrics at the reporting segment level; however, the CODM also reviews discrete financial information at the operating segment level as described below. In particular, the CODM reviews revenues and variable margin of each reporting segment. The Company defines variable margin as total revenues less variable costs associated with the development and manufacture of our products, as expressed as a percentage of total revenue. Variable margin is a function of revenue, but goes beyond that metric to provide additional insight into each reporting segment’s management and balancing of demand with costs of production. Revenue and variable margin are important metrics to the CODM, with regard to allocating resources, because they are the prime indicators of the viability of the business. [***]

We believe that the aggregation of our four operating segments into two reporting segments is consistent with the objective and basic principles of ASC 280 in that it (i) reflects the manner in which our CODM evaluates and manages the Company’s business, as discussed above; (ii) reflects the similarity in business activities and operating environments of our operating segments; and (iii) assists readers of the Company’s financial statements and related disclosures to better understand the Company’s historical performance and assess its prospects. Below is a discussion of the economic and operating characteristics of each operating segment which formed the Company’s determination to aggregate such operating segments into two reporting segments.

Aggregation Analysis – Foil Technology Products

The Foil Technology Products reporting segment includes our foil resistor and strain gage operating segments. The products in these segments are based on our resistive foil technology, which continues to evolve and enables both products to be suited for new and varied applications. Foil resistors are extremely precise and stable resistors and have applications in medical equipment, testing equipment, and the aerospace and military fields. Strain gages are resistive sensors used to detect types of force, such as pressure, tension and weight, and are widely used in engineering testing and structural stress analysis, weighing, process control, and other force measurement applications.

Portions of this letter were omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission pursuant to Rule 83 of the Commission's Rules of Practice. Such portions are marked by a series of asterisks.

  In considering whether the foil resistors and strain gage operating segments have similar economic characteristics, our analysis is focused on the key performance and operations indicator reviewed by the CODM, namely variable margin. Variable margin for the foil resistor and strain gage operating segments [***], as delineated below, for the past 3 years. There is no specific guidance on what constitutes economic similarity; the Company has used [***] as an internal benchmark of economic similarity. We believe that this is a reasonable benchmark for determining similarity based on the metric in question and the historical period considered.

	2008	2009	2010
Foil Resistors	[***]	[***]	[***]
Strain Gage	[***]	[***]	[***]

  Further, we have considered in determining whether these operating segments are economically similar our expectations that future variable margins of these segments [***].

  Generally, our foil resistors and strain gage operating segments produce products that are finished goods. The manufacturing of foil material is a critical and common component of the Company’s strain gage and precision resistor businesses, and as a result, we experience synergies between our foil resistor and strain gage operating segments. The production cycles for foil resistors and strain gages are similar and many of the same raw materials are utilized in the manufacturing processes for both operating segments. The foil resistor and strain gage products require a similar level of labor and capital. Our strain gage operating segment sells a significant amount of foil inventory to the Company’s foil resistor operating segment. Our sales methods to original equipment manufacturers (“OEMs”) customers are substantially identical for both foil resistor and strain gage operating segments and form the majority of the sales for these products. A majority of products from both operating segments is sold as “standard catalog items”; the remainder of these segments’ products is sold as unique and/or custom products.

  Aggregation Analysis – Weighing Module and Control Systems

  The Company’s broad line of load cells and force measurement transducers are offered as solutions for industrial use and the legal-for-trade scale industry and have process weighing, medical, and construction vehicle production applications. The Company’s weighing systems operating segment designs and manufactures systems comprised of load cells and instrumentation for complete systems for weighing and force control/measurement for a variety of uses, including on-board weighing and overload protection systems.

  In considering whether the transducers/load cells and weighing systems operating segments have similar economic characteristics, our analysis is again focused on the key performance and operations indicator reviewed by the CODM, namely variable margins. Variable margins for the transducers/load cells and weighing systems operating segments, as delineated below for the past 3 years, [***]. As discussed above, we believe that, because the historical variable margins for these operating segments meet our internally developed benchmark for economic similarity, [***], we believe that these operating segments satisfy the economic similarity element of the three-part aggregation test set forth in ASC 280-50-11.

  Portions of this letter were omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission pursuant to Rule 83 of the Commission's Rules of Practice. Such portions are marked by a series of asterisks.

	2008	2009	2010
Transducers/load cells	[***]	[***]	[***]
Weighing systems	[***]	[***]	[***]

  The products within the transducers/load cells and weighing systems operating segments consist both of finished goods which are often sold “as is” as well as products that are customized, or designed, to meet the specific needs of the customer. The production cycle for the transducers/load cells and weighing systems products lines are similar and nearly all weighing system operating segment products require the inclusion of load cell components in their production.

  The weighing system operating segment acquires almost all of the load cells it requires from our transducers / load cells operating segment. As such, the Company considers the load cell production line to be an integral component of the weighing system operating segment production process. Although no costs associated with load cell production are specifically allocated to our weighing system operating segment, the Company considers sales projections and production plans for each operating segment when determining capacity planning and allocating costs. In other words, planning for product delivery and expenses for each operating segment is fundamentally connected to planning for the other segment, and management believes these operating segments are best examined as a whole.

  Sales revenues for both operating segments derive primarily from the industrial weighing and legal-for-trade weighing markets. Therefore, the end use for the majority of these products is the precision measurement of weight. Our distribution and sales methods are substantially identical for both transducer/load cell and weighing systems operating segments. Direct sales channels (field applications engineers) are utilized as the primary customer interface relating to initial design specifications, development of prototypes, and pricing/delivery of both operating segments’ products. Distributors are also used, but only to a small degree, for those customers that desire primarily standard, “as is” products.

  After considering the aggregation criteria in determining our operating segments based on the analysis above, we considered the following criteria to determine which of these operating segments are reportable:

1.	Total internal and external sales at December 31, 2010 were $313.8 million. Each of our operating segments, as aggregated pursuant to the analysis above, generate revenues in excess of the 10% threshold (or $31.4 million, based on our 2010 data) imposed by ASC 280-10-50-12.

2.	No aggregated operating segments fail to meet the quantitative thresholds, per ASC 280-10-50-12.

  Portions of this letter were omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission pursuant to Rule 83 of the Commission's Rules of Practice. Such portions are marked by a series of asterisks.

3.	Revenues from the Company’s reportable segments contribute greater than 75% of the Company’s total consolidated revenues, and as such, no additional operating segments need to be disclosed pursuant to ASC 280-10-50-14.

  Based on this review, we believe that all of our operating segments, as aggregated, meet the disclosure criteria set forth in ASC 280 and were appropriately disclosed in our Form 10-K for the year ended December 31, 2010.

  Note 16. Earnings Per Share, page F-48

  3. We note from here and throughout the filing that you utilized the 13.3 million of Vishay Precision Group’s capital stock that were issued on July 6, 2010 to calculate the basic earnings per share and diluted earnings per share prior to the spin-off date since the company did not have any common stock outstanding prior to the spin-off date. Please explain to us in more detail why you are including the 13.3 million shares in the calculation of the basic and diluted earnings per share calculation prior to the spin-off date since the company did not have any shares outstanding. Cite the accounting literature relied upon and how you applied it to your situation.

  Response: Consistent with the discussion above, the spin-off was a transaction between entities under common control. Accordingly, ASC 805-50-45-2 states that “The financial statements of the receiving entity shall report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period.” Additionally, ASC 805-50-45-5 states that “Financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information.” The Company believes that the presentation of earnings per share for all periods presented prior to July 6, 2010, using the number of shares of common stock issued by the receiving entity to effect the combination is consistent with this guidance and we have disclosed this approach and the ownership structure prior to the spin-off which drove this approach in Note 16 to the combined and consolidated financial statements in our filed Form 10-K.

  Form 10-Q for the Quarter Ended October 1, 2011

  Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

  4. We note from page 28 that you discuss the results of your changes in your gross margins and that the fluctuations in your gross margins from the fourth quarter of 2010 to the third quarter of 2011 were due to “favorable” adjustments comprised of an inventory revaluation adjustment, warranty reserve adjustment and a physical inventory adjustment. Please explain to us in more detail what you mean by “favorable” inventory adjustments.

  Response: During the fourth quarter of 2010, the Company recorded adjustments to inventory as described in the filing and in the Staff’s comment. The “favorable” inventory adjustments in the fourth quarter of 2010 related to the capitalization of $0.3 million of standard cost variances into inventory and a $0.2 million adjustment to increase the carrying value of inventories based on the results of the Company’s annual physical inventories taken during that period, both of which resulted in an increase to earnings that we described as “favorable.” The Company has considered the guidance in ASC 330-10-35-14 and ASC 330-10-S99-2, and has concluded that these adjustments did not relate to reversals of previously recorded lower of cost or market valuation adjustments that would have created a new cost basis for accounting purposes that subsequently could not be marked up based on changes in underlying facts and circumstances.

  * * * * *

  Additionally, as requested by the Staff, VPG makes the following representations:

    VPG is responsible for the adequacy and accuracy of the disclosure in the filing;
    Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
    VPG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Please call me at 484-321-5300 if you have any questions regarding this letter.

Very Truly Yours,

/s/ William M. Clancy

William M. Clancy
Executive Vice President and Chief Financial Officer
Vishay Precision Group, Inc.